Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 and the related notes thereto and the section headed “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Annual Report”), as well as our unaudited interim condensed consolidated financial statements and the related notes included as exhibit 99.1 in our current report on Form 6-K furnished with the SEC on May 27, 2025. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of various factors.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the fiscal years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2024 and 2025. This information should be read together with our audited consolidated financial statements as of and for the fiscal years ended December 31, 2022, 2023 and 2024 and our unaudited condensed consolidated financial statements as of March 31, 2025 and for the three months ended March 31, 2024 and 2025 and the related notes contained elsewhere in or incorporated by reference in this offering memorandum. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,				Three Months Ended March 31,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
Consolidated Statement of Operations Data:
Net revenue	9,268,101	9,782,448	10,322,068	1,422,419	2,432,234	2,723,158	375,261
Cost of revenue	(7,316,603)	(7,831,222)	(8,099,439)	(1,116,133)	(1,911,031)	(2,078,333)	(286,402)
Gross profit	1,951,498	1,951,226	2,222,629	306,286	521,203	644,825	88,859
Operating expenses
Selling and marketing expenses	(146,521)	(140,890)	(116,440)	(16,046)	(30,276)	(32,764)	(4,515)
General and administrative expenses	(1,047,072)	(965,982)	(917,877)	(126,486)	(242,478)	(238,936)	(32,926)
Research and development expenses	(31,912)	(38,159)	(36,319)	(5,005)	(9,980)	(7,889)	(1,087)
Impairment losses of long-lived assets	(12,759)	(3,013,416)	—	—	—	—	—
Income (loss) from continuing operations	713,234	(2,207,221)	1,151,993	158,749	238,469	365,236	50,331
Other income (expenses)
Interest income	42,231	94,008	89,780	12,372	14,690	15,624	2,153
Interest expenses	(1,878,155)	(1,936,537)	(1,924,631)	(265,222)	(477,198)	(457,101)	(62,990)
Foreign currency exchange (loss) gain, net	(11,098)	(1,573)	18,942	2,610	6,835	1,018	140
Government grants	95,204	84,410	27,253	3,756	5,475	3,056	421
Gain from purchase price adjustment	205,000	—	—	—	—	—	—
Gain on deconsolidation of subsidiaries	—	—	—	—	—	1,057,045	145,665
Others, net	5,266	25,319	21,804	3,005	1,609	6,629	914
(Loss) income from continuing operations before income taxes and share of results of equity method investees	(828,318)	(3,941,594)	(614,859)	(84,730)	(210,120)	991,507	136,634
Income tax (expenses) benefits	(276,235)	15,577	(156,053)	(21,505)	(62,392)	(199,701)	(27,520)
Share of results of equity method investees	—	—	—	—	—	(27,732)	(3,822)
Net (loss) income from continuing operations	(1,104,553)	(3,926,017)	(770,912)	(106,235)	(272,512)	764,074	105,292
Loss from operations of discontinued operations, net of income taxes	(161,565)	(359,376)	(400,796)	(55,231)	(72,419)	—	—
Gain on deconsolidation of subsidiaries, net of nil income taxes	—	—	4,475,539	616,746	—	—	—
(Loss) income from discontinued operations	(161,565)	(359,376)	4,074,743	561,515	(72,419)	—	—
Net (loss) income	(1,266,118)	(4,285,393)	3,303,831	455,280	(344,931)	764,074	105,292

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024

Net Revenue

Our net revenue increased by 12.0% to RMB2,723.2 million (US$375.3 million) in the three months ended March 31, 2025 from RMB2,432.2 million in the corresponding period in 2024. The increase in net revenue was mainly due to (i) an increase in area utilized from 403,609 sqm as of March 31, 2024 to 462,423 sqm as of March 31, 2025 as customers with commitments moved into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period and (iii) the commencement of operations of new data centers.

Cost of Revenue

Our cost of revenue increased by 8.8% to RMB2,078.3 million (US$286.4 million) in the three months ended March 31, 2025 from RMB1,911.0 million in the corresponding period in 2024. This increase was primarily due to (i) an increase of RMB100.9 million for utility costs and (ii) an increase of RMB80.2 million for depreciation and amortization costs, in line with the increase in area utilized and new data center facilities, partially offset by the decrease of RMB20.1 million in share-based compensation expenses. Cost of revenue as percentage of net revenue decreased to 76.3% in the three months ended March 31, 2025 from 78.6% in the correspondence period in 2024.

Operating Expenses

Our total operating expenses decreased by 1.1% to RMB279.6 million (US$38.5 million) in the three months ended March 31, 2025, as compared to RMB282.7 million in the corresponding period in 2024. The decrease was primarily due to a decrease in depreciation and amortization expenses of RMB6.4 million. Our total operating expenses as a percentage of our net revenue decreased to 10.3% in the three months ended March 31, 2025 from 11.6% in the corresponding period in 2024.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 8.2% to RMB32.8 million (US$4.5 million) in the three months ended March 31, 2025 as compared to RMB30.3 million in the corresponding period in 2024. The increase was primarily due to the increase in personnel expenses of RMB2.5 million.

General and Administrative Expenses. Our general and administrative expenses decreased by 1.5% to RMB238.9 million (US$32.9 million) in the three months ended March 31, 2025 from RMB242.5 million in the corresponding period in 2024. The decrease was primarily due to a decrease in depreciation and amortization expenses of RMB6.1 million.

Research and Development Costs. Our research and development costs decreased to RMB7.9 million (US$1.1 million) in the three months ended March 31, 2025 from RMB10.0 million in the corresponding period in 2024, as a result of less research and development activities.

Other Income (Expenses)

Interest Income. Our interest income increased by 6.4% to RMB15.6 million (US$2.2 million) in the three months ended March 31, 2025 from RMB14.7 million in the corresponding period in 2024, primarily due to the increase of cash balance for our continuing operations.

Interest Expenses. Our interest expenses decreased by 4.2% to RMB457.1 million (US$63.0 million) in the three months ended March 31, 2025 from RMB477.2 million in the corresponding period in 2024, primarily due to the decrease in borrowings, finance lease and other financing obligations and lower interest rate.

Foreign Currency Exchange Gain (Loss), Net. Appreciation of the U.S. dollar relative to the Renminbi resulted in a gain of RMB1.0 million (US$0.1 million) in the three months ended March 31, 2025, as compared to RMB6.8 million in the corresponding period in 2024.

Government Grants. Income from government grants decreased to RMB3.1 million (US$0.4 million) in the three months ended March 31, 2025 from RMB5.5 million in the corresponding period in 2025, primarily due to the expiration of certain government support policies.

Gain on deconsolidation of subsidiaries. Gain on deconsolidation of subsidiaries in the three months ended March 31, 2025 represented the gain on disposal of project companies to ABS.

Income Tax Expenses

Income tax expenses increased to RMB199.7 million (US$27.5 million) in the three months ended March 31, 2025 from RMB62.4 million in the corresponding period in 2024, representing an effective tax rate of positive 20.1%. The difference between the effective tax rate and the PRC statutory tax rate of 25% for the three-month period ended March 31, 2025 was mainly attributable to the non-taxable gain on transferring subsidiaries into the ABS Scheme, net off by the income tax expense arising from the intra-group transfer of interests in one subsidiary (the “Intra-Group Transfer”). The Intra-Group Transfer is related to preparation of a potential public REIT transaction. No deferred tax assets are recognized from the Intra-Group Transfer as it is uncertain whether the temporary difference that arose can be reversed in the foreseeable future.

Share of results of equity method investees

Share of results of equity method investees in the three months ended March 31, 2025 mainly represented the loss under equity method arising from the equity investment in DayOne.

Loss from discontinued operations

Loss from discontinued operations was RMB72.4 million in the three months ended March 31, 2024. We derecognized such operations by December 31, 2024.

Net (Loss) Income

As a result of the foregoing, net income of RMB764.1 million (US$105.3 million) was recognized in the three months ended March 31, 2025, comparing to net loss of RMB344.9 million in the corresponding period in 2024.

Liquidity and Capital Resources

Our primary sources of liquidity have been cash flow from short-term and long-term borrowings, issuance of debt and equity securities, including in our initial public offering, follow-on public offerings, private placement (including convertible preferred shares) and convertible bonds, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. Historically, we also have had finance lease and other financing obligations. As of March 31, 2025, we had cash of RMB7,575.7 million (US$1,044.0 million). In addition, as of March 31, 2025, total short-term debt was RMB4,735.8 million (US$652.6 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB4,074.7 million (US$561.5 million), the current portion of convertible bonds payable of RMB574 thousand (US$79 thousand) and the current portion of finance lease and other financing obligations of RMB660.6 million (US$91.0 million). Total long-term debt was RMB37,755.8 million (US$5,202.9 million), comprised of long-term borrowings (excluding current portion) of RMB21,760.5 million (US$2,998.7 million), the non-current portion of convertible bonds payable of RMB8,568.5 million (US$1,180.8 million) and the non-current portion of finance lease and other financing obligations of RMB7,426.8 million (US$1,023.4 million). During the three months ended March 31, 2025, we obtained new debt financing and re-financing facilities of RMB3,515.6 million (US$484.5 million).

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
Net cash provided by (used in) operating activities from continuing operations	2,862,236	2,359,276	2,219,662	305,878	(99,519)	780,072	107,497
Net cash used in operating activities from discontinued operations	(52,448)	(294,019)	(281,297)	(38,764)	(25,453)	—	—
Net cash provided by (used in) operating activities	2,809,788	2,065,257	1,938,365	267,114	(124,972)	780,072	107,497
Net cash used in investing activities from continuing operations	(10,533,056)	(4,515,590)	(1,840,361)	(253,609)	(1,352,307)	(1,369,413)	(188,710)
Net cash used in investing activities from discontinued operations	(1,980,845)	(2,827,863)	(6,920,177)	(953,625)	(652,075)	—	—
Net cash used in investing activities	(12,513,901)	(7,343,453)	(8,760,538)	(1,207,234)	(2,004,382)	(1,369,413)	(188,710)
Net cash provided by financing activities from continuing operations	3,485,769	1,266,936	174,295	24,018	1,298,276	275,032	37,900
Net cash provided by financing activities from discontinued operations	2,657,845	2,892,824	16,883,042	2,326,546	732,968	—	—
Net cash provided by financing activities	6,143,614	4,159,760	17,057,337	2,350,564	2,031,244	275,032	37,900
Effect of exchange rate changes on cash and restricted cash	416,198	154,302	(13,592)	(1,874)	(9,909)	(242)	(33)
Net (decrease) increase in cash and restricted cash	(3,144,301)	(964,134)	10,221,572	1,408,570	(108,019)	(314,551)	(43,346)
Cash and restricted cash at beginning of period	12,026,367	8,882,066	7,917,932	1,091,120	7,917,932	8,093,530	1,115,318
Cash and restricted cash at end of period	8,882,066	7,917,932	18,139,504	2,499,690	7,809,913	7,778,979	1,071,972
Less: Cash and restricted cash of discontinued operations at end of period or deconsolidation date	(668,156)	(420,610)	(10,045,974)	(1,384,372)	(473,248)	—	—
Cash and restricted cash of continuing operations at end of period	8,213,910	7,497,322	8,093,530	1,115,318	7,336,665	7,778,979	1,071,972

Operating Activities

Net cash provided by operating activities was RMB780.1 million (US$107.5 million) in the three months ended March 31, 2025, primarily due to a net income of RMB764.1 million (US$105.3 million), adjusted for (i) gain on deconsolidation of subsidiaries of RMB1,057.0 million (US$145.7 million), (ii) depreciation and amortization of RMB856.5 million (US$118.0 million), primarily relating to our data center property and equipment, (iii) amortization of debt issuance cost and debt discount of RMB31.8 million (US$4.4 million) (iv) share of results of equity method investees of RMB27.7 million (US$3.8 million), (v) share-based compensation expense of RMB62.0 million (US$8.5 million), and (vi) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accrued expenses and other payables of RMB100.0 million (US$13.8 million) and (ii) an increase in account payables of RMB70.1 million (US$9.7 million), partially offset by (iii) an increase in accounts receivable of RMB12.1 million (US$1.7 million) due to increased revenue, (iv) an increase in VAT recoverable of RMB47.4 million (US$6.5 million) mainly as a result of the capital expenditures and (v) an increase in other current assets of RMB28.2 million (US$3.9 million).

Investing Activities

Net cash used in investing activities was RMB1,369.4 million (US$188.7 million) in the three months ended March 31, 2025, which was primarily due to payments for purchase of property and equipment and land use rights of RMB1,019.0 million (US$140.4 million) for the development of our data centers, cash outflows due to deconsolidation of subsidiaries in ABS of RMB46.3 million (US$6.4 million) and payments for reinvestment in ABS of RMB313.8 million (US$43.2 million), partially offset by the proceeds from sale of property and equipment of RMB9.6 million (US$1.3 million).

Financing Activities

Net cash provided by financing activities was RMB275.0 million (US$37.9 million) in the three months ended March 31, 2025, which was primarily due to proceeds from borrowings, net of issuance cost, of RMB2,900.6 million (US$399.7 million), partially offset by repayment of short-term and long-term borrowings of RMB2,344.4 million (US$323.1 million), payment under finance lease and other financing obligations of RMB154.6 million (US$21.3 million), payment for purchase of property and equipment through vendor financing of RMB113.1 million (US$15.6 million) and payment of redeemable preferred shares dividends of RMB13.5 million (US$1.9 million).

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2025:

	Payment due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

	(in thousands of RMB)
Short-term borrowings and interests(1)	2,030,819	2,030,819	—	—	—
Long-term borrowings and interests(1)	28,626,231	3,039,825	7,873,788	6,837,567	10,875,051
Finance lease and other financing obligations(2)	11,039,431	1,119,595	3,357,833	1,581,183	4,980,820
Operating lease commitments(2)	1,989,203	198,990	321,351	305,779	1,163,083
Capital commitments(3)	2,344,773	1,631,520	713,253	—	—
Other liabilities(4)	531,511	531,511	—	—	—
Total	46,561,968	8,552,260	12,266,225	8,724,529	17,018,954

(1)	The interests are calculated using the effective interest rate as of March 31, 2025 for each loan.

(2)	Represent minimum lease payments and payments for other financing obligations.

(3)	Capital commitments primarily represent purchases of equipment and construction in progress.

(4)	Other liabilities represent consideration payables for the acquisitions of equity interests of GZ3, BJ13, BJ15, BJ16, BJ17, BJ18, BJ19, BJ20, BJ21, BJ22, BJ23, and the commitment for purchase of land use rights, but do not include the 30% re-investment in ABS as it is based on future performance and will be covered by future consideration to be received.